Exhibit 99.1

Leading Cloud Service Provider and Safe-T Go Live with Six US Customers

HERZLIYA, Israel, June 26, 2019 - Safe-T® Group Ltd. (Nasdaq, TASE: SFET), a provider of Secure Access solutions for on-premise and hybrid cloud environments, today announced that a leading cloud service provider has successfully launched a solution with six US based customers, incorporating Safe-T’s Secure Data Access (SDA) solution.

Safe-T’s SDA solution is based on Safe-T’s patented Reverse Access technology, which eliminates the need for opening inbound ports and does not require VPNs or proxying that often leave systems vulnerable to attacks.

The bundled solution closes this security gap that prevents organizations from taking a hybrid cloud approach, providing quick and easy deployment for customers, and allowing also highly regulated sectors such as government, finance and healthcare to switch to cloud-based services.

The bundled solution enables the service provider’s customers to securely connect their on-premise data and resources to the service provider’s cloud service without opening firewalls. Removing the need to open the firewall offers the customers a variety of benefits, such as:

•	Simpler deployment and onboarding to the provider’s service;
•	No IP address is published to the Internet, all traffic is outbound; and
•	Customer network is hidden from the outside world.

“We are proud to go live with the service provider and its customers,” said Safe-T’s CEO Shachar Daniel. “This is a strong vote of confidence from a leading cloud service provider for our SDA solution and Reverse Access technology.”

About Safe-T®

Safe-T Group Ltd. (Nasdaq, TASE: SFET) is a provider of Zero Trust Access solutions which mitigate attacks on enterprises’ business-critical services and sensitive data, while ensuring uninterrupted business continuity. Safe-T’s cloud and on-premises solutions ensure that an organization’s access use cases, whether into the organization or from the organization out to the internet, are secured according to the “validate first, access later” philosophy of Zero Trust. This means that no one is trusted by default from inside or outside the network, and verification is required from everyone trying to gain access to resources on the network or in the cloud.

Safe-T’s wide range of access solutions reduce organizations’ attack surface and improve their ability to defend against modern cyberthreats. As an additional layer of security, our integrated business-grade global proxy cloud service enables smooth and efficient traffic flow, interruption-free service, unlimited concurrent connections, instant scaling and simple integration with our services. With Safe-T's patented reverse-access technology and proprietary routing technology, organizations of all sizes and types can secure their data, services and networks against internal and external threats. At Safe-T, we empower enterprises to safely migrate to the cloud and enable digital transformation. For more information about Safe-T, visit www.safe-t.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Safe-T is using forward-looking statements in this press release when it discusses the advantages of its new SDA solution. Because such statements deal with future events and are based on Safe-T’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Safe-T could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Safe-T’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 26, 2019, and in any subsequent filings with the SEC. Except as otherwise required by law, Safe-T undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

PRESS CONTACT

Karin Tamir

Karin.Tamir@safe-t.com

+972-9-8666110